Exhibit (d.4)

Appendix A

Fund and Sub-Advisory Fees

Fund	Sub-Advisory Fee
iShares Short Maturity Bond Fund	As set forth below

Fees:

Pursuant to Clause 9, Adviser shall pay to Sub-Adviser a fee calculated as follows:

to the extent the Sub-Adviser is providing services relating to portfolio management and trading, an amount equal to twenty percent (20%) of fees net of any applicable expenses paid by the Adviser. Applicable expenses may include, but are not limited to, rebates, waivers, retrocessions, distribution related costs, and fund related expenses and index license fees and other costs incurred by the Adviser.

Fees shall be paid no less than quarterly.

Amended and Approved by the Board of Trustees of iShares U.S. ETF Trust on June 20-21, 2012.